Exhibit 10.15

MYOKARDIA, INC. (THE “COMPANY”)

CHANGE IN CONTROL POLICY

ADOPTED ON OCTOBER 19, 2015

In connection with a Sale Event (as defined in the Company’s 2015 Stock Option and Incentive Plan (the “Plan”)), senior management employees of the Company will be entitled to receive the following benefits in the event of a termination of their employment or other service relationship with the Company (or its successor or acquirer) without Cause (as defined in the Plan) within one year after the closing of the Sale Event, subject to each such employee’s execution and non-revocation of a severance agreement within 60 days following the date of such termination, including a general release of claims acceptable to the Company or its successor or acquirer:

•	Full acceleration of vesting of outstanding stock options and other equity awards with time-based vesting

•	Payment of (a) severance in a lump sum in the amounts set forth below, (b) target bonus in the amounts set forth below and (c) if the employee was participating in the Company’s group health plan immediately prior to the date of termination of his or her employment and elects COBRA health continuation, payment of a monthly cash payment for the period set forth below or the employee’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that the Company would have made to provide health insurance to the employee if the employee had remained employed by the Company:

Position	Severance (Amount of Base Salary)	Bonus	Benefits Continuation
Chief Executive Officer	18 months	1x bonus target	18 months
Senior Management Employees	12 months	1x bonus target	12 months

The amounts payable pursuant to this policy shall be paid or commence to be paid within 60 days following the date of termination of employment, provided that if the 60-day period begins in one calendar year and ends in a second calendar year, such payments shall be paid or commence to be paid in the second calendar year by the last day of such 60-day period.

In addition, upon the consummation of a Sale Event, to the extent Section 280G of the Internal Revenue Code is applicable to such employee, each employee shall be entitled to receive either: (a) payment of the full amounts set forth above to which the employee is entitled or (b) payment of such lesser amount that does not trigger excise taxes under Section 280G, whichever results in the employee receiving a higher amount after taking into account all federal, state, and local income, excise and employment taxes.

This policy shall be administered by the Company, and the Company shall have the power and authority to interpret the terms and provisions of this policy, to make all determinations it deems advisable for the administration of this policy, to decide all disputes arising in connection with this policy and to otherwise supervise administration of this policy. The Company retains the right to amend, revise, change or end this policy at any point in the future; provided that the Company may not amend or end the policy during the period commencing on the date that it enters into a definitive agreement that if consummated, would result in a Sale Event and ending on the earlier of (i) 12 months after a Sale Event and (ii) the termination of the definitive agreement without the consummation of a Sale Event. This policy does not change the “at-will” employment status of any employee.

In the event an employee of the Company is party to an agreement or other arrangement with the Company that provides greater benefits than set forth in this policy, such employee shall be entitled to receive the payments or benefits under such other agreement or arrangement and shall not be eligible to receive any payments or benefits under this policy.

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